United States securities and exchange commission logo





                               March 16, 2021

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.,
       Ra   anana, 436650
       Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 5, 2021
                                                            File No. 333-253920

       Dear Mr. Ben-Noon:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Beneficial Ownership of Principal Shareholders and Management, page 103

   1.                                                   Please revise the
second paragraph, the table and footnotes to clarify whether IML   s pre-
                                                        offering holdings
include the 24,845,209 ordinary shares referenced on page 105. Also, please confirm that (i)
the table identifies all individual shareholders who will beneficially own 5% or more
following IML   s distribution of shares and (ii) the post-offering
                                                        percentages reflect the
effects of the distribution. Also revise to clarify whether the table reflects the 3 million
option shares referenced in footnote 2 and explain whether the option grant will be
made prior to the offering.
 Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
March 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDagi Ben-Noon
                                                           Division of
Corporation Finance
Comapany NameInspira Technologies OXY B.H.N. Ltd
                                                           Office of Life
Sciences
March 16, 2021 Page 2
cc:       David Huberman, Esq.
FirstName LastName